Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form  S-3) and related Prospectus of Wm. Wrigley Jr. Company for the registration of up to $2,000,000,000 of debt and/or equity securities and to the incorporation by reference therein of our reports dated February 7, 2005, with respect to the consolidated financial statements of Wm. Wrigley Jr. Company, Wm. Wrigley Jr. Company management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Wm. Wrigley Jr. Company, incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2004 and the related financial statement schedules of Wm. Wrigley Jr. Company included therein, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Chicago, Illinois
February 25, 2005